STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Drinks Americas Holdings, Ltd., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.           The name of the corporation is Drinks Americas Holdings, Ltd.

2.           That a Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock was filed by the Secretary of State of Delaware on September 14, 2010 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.           The inaccuracy or defect of said Certificate is: The Certificate incorrectly stated that the Stated Value of each share of Series C Preferred Stock is equal to $1,000. The correct amount of the Stated Value is $1.00 per share of Series C Preferred Stock.

4.           Section 2 of the Certificate is corrected to read as follows:

Section 2.    Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series C Convertible Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be up to 650,000 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $0.001 per share and a stated value equal to $1.00 (the “Stated Value”).

5.           The following sentence is hereby added at the end of Section 4: For clarity, the number of votes per share of Preferred Stock shall be subject to adjustment in the event of stock splits or stock dividends.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 29th day of September, 2010.

By: /s/ J. Patrick Kenny

Name: J. Patrick Kenny

Title: President & Chief Executive Officer